Exhibit 99.1

Diversified Energy Announces Proposed Secondary Offering of Ordinary Shares

BIRMINGHAM, Ala., Sep. 16, 2025 (GLOBE NEWSWIRE) -- Diversified Energy Company PLC (LSE: DEC; NYSE: DEC) (“Diversified” or the “Company”), an independent energy company focused on natural gas and liquids production, transportation, marketing and well retirement, today announces the launch of an underwritten public offering (the “Secondary Offering”) in the United States by certain funds or entities managed by an affiliate of EIG (“EIG”), an entity managed by FS/EIG Advisor, LLC and certain entities managed by FS/KKR Advisor, LLC (collectively, the “Selling Stockholders”) of 5,713,353 ordinary shares, nominal (par) value £0.20 per share (the “ordinary shares”). In addition, the Selling Stockholders intend to grant the underwriters a 30-day option to purchase up to an additional 857,002 ordinary shares at the public offering price, less underwriting discount. The Diversified Employee Benefit Trust (the “EBT”), which is operated through a third-party trustee, has indicated an interest to participate and purchase up to 750,000 ordinary shares being sold in the Secondary Offering at a price per ordinary share equal to the public offering price, although no commitment to purchase has been made.

The Secondary Offering consists entirely of ordinary shares to be sold by the Selling Stockholders. The Selling Stockholders will receive all of the net proceeds from the Secondary Offering. Diversified is not offering any ordinary shares in the Secondary Offering and will not receive any proceeds from the sale of ordinary shares in the Secondary Offering.

Mizuho and Raymond James are acting as joint book-running managers and representatives of the underwriters for the proposed Secondary Offering. Citigroup is also acting as a joint book-running manager for the offering.

A shelf registration statement relating to the resale of these securities was filed with the U.S. Securities and Exchange Commission (the "SEC") on May 16, 2025 and became effective upon filing. Copies of the registration statement can be accessed through the SEC's website free of charge at www.sec.gov. The Secondary Offering will be made only by means of a prospectus supplement and an accompanying prospectus in the United States. A preliminary prospectus supplement and the accompanying prospectus related to the Secondary Offering will be filed with the SEC and will be available free of charge by visiting EDGAR on the SEC’s website at www.sec.gov. Copies of the preliminary prospectus supplement and the accompanying prospectus can also be obtained, when available, free of charge from any of the joint book-running managers for the Secondary Offering: Mizuho Securities USA LLC, Attention: Equity Capital Markets Desk, at 1271 Avenue of the Americas, New York, NY 10020, or by email at US-ECM@mizuhogroup.com, Raymond James & Associates, Inc., at 880 Carillon Parkway, St. Petersburg, Florida 33716, Attention: Equity Syndicate, by calling toll-free at 1-800-248-8863, or emailing at prospectus@raymondjames.com or Citigroup, c/o Broadridge Financial Solutions, at 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at 1-800-831-9146.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy our ordinary shares nor shall there be any sale of securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

CONTACTS

Diversified Energy Company PLC	+1 973 856 2757
Doug Kris	dkris@dgoc.com
Senior Vice President, Investor Relations & Corporate Communications

FTI Consulting	dec@fticonsulting.com
U.S. & UK Financial Media Relations

About Diversified

Diversified is a leading publicly traded energy company focused on acquiring, managing and optimizing a portfolio of cash generative energy assets, including natural gas and liquids production, transport, marketing, and well retirement. Through our unique and differentiated strategy, we acquire existing, long-life assets and invest in them to improve environmental and operational performance until retiring those assets in a safe and environmentally secure manner. Recognized by ratings agencies and organizations for our sustainability leadership, this solutions-oriented, stewardship approach makes Diversified the Right Company at the Right Time to responsibly produce energy, deliver reliable free cash flow, and generate shareholder value.

Forward-Looking Statements

This press release includes forward-looking statements. Forward-looking statements are sometimes identified by the use of forward-looking terminology such as “believe”, “expects”, “targets”, “may”, “will”, “could”, “should”, “shall”, “risk”, “intends”, “estimates”, “aims”, “plans”, “predicts”, “continues”, “assumes”, “projects”, “positioned” or “anticipates” or the negative thereof, other variations thereon or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this announcement and include statements regarding the intentions, beliefs or current expectations of management or the Company concerning, among other things, expectations regarding the proposed Secondary Offering of ordinary shares. These forward-looking statements involve known and unknown risks and uncertainties, many of which are beyond the Company's control and all of which are based on management's current beliefs and expectations about future events, including market conditions, failure of customary closing conditions and the risk factors and other matters set forth in the Company’s filings with the SEC and other important factors that could cause actual results to differ materially from those projected.

Important Notice to UK and EU Investors

This announcement contains inside information for the purposes of Regulation (EU) No. 596/2014 on market abuse and the UK Version of Regulation (EU) No. 596/2014 on market abuse, as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (together, “MAR”). In addition, market soundings (as defined in MAR) were taken in respect of the matters contained in this announcement, with the result that certain persons became aware of such inside information as permitted by MAR. Upon the publication of this announcement, the inside information is now considered to be in the public domain and such persons shall therefore cease to be in possession of inside information in relation to the Company and its securities.

Members of the public are not eligible to take part in the Secondary Offering. This announcement is directed at persons who are: (a) if in member states of the European Economic Area, “qualified investors” within the meaning of Article 2(e) of Regulation (EU) 2017/1129 (the “Prospectus Regulation”) (“Qualified Investors”); or (b) if in the United Kingdom, “qualified investors” within the meaning of Article 2(e) of the UK version of Regulation (EU) 2017/1129 as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, who are (i) persons who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), or (ii) persons who fall within Article 49(2)(a) to (d) of the Order; or (c) persons to whom they may otherwise lawfully be communicated (each such person above, a “Relevant Person”). No other person should act or rely on this announcement and persons distributing this announcement must satisfy themselves that it is lawful to do so. This announcement must not be acted on or relied on by persons who are not Relevant Persons, if in the United Kingdom, or Qualified Investors, if in a member state of the EEA. Any investment or investment activity to which this announcement or the Secondary Offering relates is available only to Relevant Persons, if in the United Kingdom, and Qualified Investors, if in a member state of the EEA, and will be engaged in only with Relevant Persons, if in the United Kingdom, and Qualified Investors, if in a member state of the EEA.

No offering document or prospectus will be available in any jurisdiction in connection with the matters contained or referred to in this announcement in the United Kingdom and no such offering document or prospectus is required (in accordance with the Prospectus Regulation or UK Prospectus Regulation) to be published.

Neither the content of the Company's website (or any other website) nor the content of any website accessible from hyperlinks on the Company's website (or any other website) is incorporated into, or forms part of, this announcement.